# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jinxin Technology Holding Company, CIK 0001967631
CUSIP: 47760D102
Title of class of securities: Ordinary shares, par value US$0.00001428571428 per share
Address of issuer's principal executive offices: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai, China (F4), 201203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056465

## Reporting persons
- Wu Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 160,550,709; shared voting power 0; sole dispositive power 160,550,709; shared dispositive power 0; aggregate amount beneficially owned 160,550,709 (13.93% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 160,550,709 ordinary shares directly held by Wu Capital Limited, a British Virgin Islands company in which Ms. Xinyi Cai beneficially owns 100% of the equity interests through a trust for which she acts as the settlor.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.
- Xinyi Cai: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 160,550,709; shared voting power 0; sole dispositive power 160,550,709; shared dispositive power 0; aggregate amount beneficially owned 160,550,709 (13.93% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 160,550,709 ordinary shares directly held by Wu Capital Limited, a British Virgin Islands company in which Ms. Xinyi Cai beneficially owns 100% of the equity interests through a trust for which she acts as the settlor.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.

## Item 1. Issuer
Name of issuer: Jinxin Technology Holding Company
Address of issuer's principal executive offices: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai 201203, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Wu Capital Limited

Xinyi Cai
Address of principal business office or, if none, residence:
Wu Capital Limited: Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands

Xinyi Cai: Flat A, 22/F, Tower 2, Regence Royale, 2 Bowen Road, Hong Kong
Citizenship:
Wu Capital Limited: British Virgin Islands

Xinyi Cai: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Wu Capital Limited: 160,550,709

Xinyi Cai: 160,550,709

Represents 160,550,709 ordinary shares directly held by Wu Capital Limited, a British Virgin Islands company in which Ms. Xinyi Cai beneficially owns 100% of the equity interests through a trust for which she acts as the settlor.
Percent of class:
Wu Capital Limited: 13.93%

Xinyi Cai: 13.93%

The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.
Sole power to vote or to direct the vote:
Wu Capital Limited: 160,550,709

Xinyi Cai: 160,550,709
Shared power to vote or to direct the vote:
Wu Capital Limited: 0

Xinyi Cai: 0
Sole power to dispose or to direct the disposition:
Wu Capital Limited: 160,550,709

Xinyi Cai: 160,550,709
Shared power to dispose or to direct the disposition:
Wu Capital Limited: 0

Xinyi Cai: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- Wu Capital Limited: /s/ Xinyi Cai, Xinyi Cai, Director (02/14/2025)
- Xinyi Cai: /s/ Xinyi Cai, Xinyi Cai (02/14/2025)